EXHIBIT 8


                          List of Subsidiaries:

  Name of Subsidiary                               Place of Incorporation
  ------------------                               ----------------------
  VocalTec Communications Inc.                     Delaware
  VocalTec Communications Japan KK                 Japan
  VocalTec Communications Deutschland GmbH         Germany
  TrulyGlobal Inc.                                 Delaware
  VocalTec Communications Hong Kong Limited        Hong Kong
  VocalTec Communications International B.V.       Netherlands
  VocalTec Communications Italy S.r.l.             Italy
  VocalTec Communications Australia Pty Ltd.       Australia
  VocalTec Communications Singapore Pte Ltd.       Singapore
  VocalTec Communications France SAS               France
  VocalTec Communications Spain S.L.               Spain
  VocalTec Communications Sweden AB                Sweden